U.S. GOLD CORP.

1910 E. Idaho Street, Suite 102-Box 604

Elko, Nevada 89801

March 4, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Irene Barberena-Meissner

Re:	U.S. Gold Corp.
Registration Statement on Form S-1 (File No. 333-293194)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, U.S. Gold Corp. (the “Company”) hereby requests that the Securities and Exchange Commission accelerate the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-293194) (the “Registration Statement”) so that the Registration Statement will become effective at 4:30 p.m., Eastern Time, on Friday, March 6, 2026, or as soon thereafter as is practicable. The Company hereby authorizes Nicole A. Edmonds or Thomas M. Rose, both of whom are attorneys at the Company’s outside legal counsel, Troutman Pepper Locke LLP, to orally modify or withdraw this request for acceleration.

Once the Registration Statement has been declared effective, please orally confirm that event with Ms. Edmonds at (804) 339-1847 or Mr. Rose at (757) 687-7715. Thank you for your assistance in this matter.

Very truly yours,

U.S. GOLD CORP.

By:	/s/ Eric Alexander
Name: Eric Alexander
Title: Chief Financial Officer

Cc:	George M. Bee, President and Chief Executive Officer, U.S. Gold Corp.
Thomas M. Rose, Troutman Pepper Locke LLP
Nicole A. Edmonds, Troutman Pepper Locke LLP
Alexander T. Yarbrough, Troutman Pepper Locke LLP